EXHIBIT 12.1

Jarden Corporation

Ratio of Earnings to Fixed Charges Calculation (A)

	For the Years Ended December 31,
(in millions)	2013	2012	2011	2010	2009
Earnings Before Fixed Charges:
Net income	$203.9	$243.9	$204.7	$106.7	$128.7
Add: Income tax provision	147.7	147.6	125.7	122.8	110.5
Less/add: Equity (income) loss of minority-owned companies	(0.3)	(0.9)	0.5	(1.3)	0.1
Add: Amortization of capitalized interest	—	—	0.2	0.1	0.2
Add: Fixed charges	236.6	219.6	216.2	209.9	176.6

Total earnings available for fixed charges	$587.9	$610.2	$547.3	$438.2	$416.1

Fixed Charges:
Net interest expense	$195.4	$185.3	$179.7	$177.8	$147.3
Interest component of rental expense	39.9	34.3	36.5	32.0	29.3

Total fixed charges before capitalized interest	235.3	219.6	216.2	209.8	176.6
Capitalized interest	1.3	—	—	0.1	—

Total fixed charges	$236.6	$219.6	$216.2	$209.9	$176.6

Ratio of Earnings to Fixed Charges	2.5	2.8	2.5	2.1	2.4

(A) –	This Exhibit is provided as required by Item 503(d) of Regulation S-K solely because the Company has outstanding debt securities registered under the Securities Act of 1933, as amended. Neither the Company’s registered debt securities nor its senior secured credit facility contains a ratio of earnings-to-fixed-charges covenant.